UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69465

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cyndx Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

485 Lexington Ave- Suite 400
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James McVeigh	646-762-5514	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ballou _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cyndx Advisors LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kira McGee
Comm.: HH 573620
Expires: Jul. 21, 2028
Notary Public - State of Florida

Signature: X _____

Title:
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CYNDX ADVISORS LLC
(A WHOLLY-OWNED SUBSIDIARY OF CYNDX HOLDCO INC.)
(S.E.C. I.D. No. 8-69465)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2024

****

Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

TABLE OF CONTENTS



EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Cyndx Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cyndx Advisors LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 18, 2025

CYNDX ADVISORS LLC
(A Wholly-Owned Subsidiary of Cyndx Holdco Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024
(Dollars In Thousands)

ASSETS

Cash	$	234
Accounts Receivable, net		99
Prepaid Expenses		63
Total Assets	$	396

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	56
Contract Liabilities		50
Total Liabilities		106
MEMBER'S EQUITY		290
Total Liabilities and Member's Equity	$	396

See accompanying notes to statement of financial condition.

CYNDX ADVISORS LLC
(A Wholly-Owned Subsidiary of Cyndx Holdco Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2024
(Dollars in Thousands)

1. ORGANIZATION

Cyndx Advisors LLC d/b/a CDX Advisors (the "Company"), is a Delaware limited liability company that provides financial advisory services to its clients in connection with mergers and acquisitions, financings, restructurings, and other transactions. The Company may also act as a placement agent on certain financing transactions. The Company's clients consist of public and private companies both domestic and foreign representing a variety of industries. The Company has its principal place of business in the United States located in New York, New York.

Cyndx Advisors LLC is wholly-owned subsidiary of Cyndx Holdco Inc. ("Holdco"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company received FINRA approval on October 2, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are presented in U.S. dollars and are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Segment Reporting – The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and related services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends to Holdco. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Concentrations of Credit Risk – The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Credit Losses - The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range or reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. See Note 3 for additional information.

Fair Value of Financial Instruments – At December 31, 2024, the carrying value of the Company's financial instruments, including accounts receivable and contract liabilities, approximate their fair values (level 2) due to the nature of their short-term maturities.

Contract Liabilities – At December 31, 2024, contract liabilities amounted to $50 which is included on the Statement of Financial Condition. As of December 31, 2023 the deferred revenue balance was $159 of which $159 was recognized in 2024.

Income Taxes and Unincorporated Business Tax – The Company is a single-member LLC and is a wholly owned disregarded entity for federal and state income taxes. Accordingly, no federal and state provision (benefit) has been made in the accompanying statement of financial condition. The Company does not file New York City Unincorporated Business tax as it is included in Holdco's tax filings.

At December 31, 2024, management determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **ACCOUNTS RECEIVABLE**

At December 31, 2023, the accounts receivable balance was $136.

At December 31, 2024, accounts receivable consists of the following:

Fees Receivable	$	150
Recoverable Expenses		66
		216
Less: Allowance for Credit Losses		(117)
	$	99

The Company's accounts receivables primarily consist of advisory fees, carried at amortized cost. The credit risk associated with accounts receivable is that any client with which it conducts business is unable to fulfill its contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Management monitors the credit risk of clients, including historical experience and current conditions. The Company estimates the credit loss on gross receivables of $216 amounted to $117 at December 31, 2024.

4. **ACCOUNTS PAYABLE AND ACCRUED EXPENSES**

At December 31, 2024, accounts payable and accrued expenses consist of the following:

Accounts Payable	$	29
Miscellaneous Accruals		27
	$	56

5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement in place with Holdco that was amended as of September 1, 2023. Pursuant to this amended expense sharing agreement, the Company pays Holdco for shared services related to premise and occupancy, communication and information systems and for the use of certain fixed assets. Additionally, Holdco pays the Company for shared services related to communication and information systems.

Holdco charged the Company for the year ended December 31, 2024 for the rental of furniture and equipment.

Effective January 1, 2017, the Company entered into a licensing agreement with Cyndx Networks LLC ("Networks") (subsidiary of Holdco) for certain technology services used in support of its advisory and private placement clients. For the year ended December 31, 2024, the Company was charged for licensing fees and sales tax. For the year ended December 31, 2024, the Company charged Networks for general administrative expenses.

Effective September 1, 2023, the Company and its affiliates (Holdco and Networks), amended its existing agreement to allocate payroll for certain employees across the Company, Holdco and Networks.

6. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5 or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2024, the Company had net capital of approximately $128, which exceeds the minimum computed capital requirement of approximately $7 by $121. The Company's ratio of aggregate indebtedness to capital is .8 to 1.

7. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") covering all eligible employees, as defined. Voluntary contributions by the participants are allowed under the Plan up to the federal statutory limits. Contributions on behalf of the employees are discretionary and are determined annually by the Company.

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